Exhibit 12(a)

MERRILL LYNCH & CO., INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	Year Ended Last Friday in December
	2002	2001	2000	1999	1998
	(52 weeks)	(52 weeks)	(53 weeks)	(53 weeks)	(52 weeks)
Pre-tax earnings from continuing operations	$3,757	$1,377	$5,717	$4,206	$2,120
Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	9,818	17,097	18,307	13,235	17,237

Pre-tax earnings before fixed charges	13,575	18,474	24,024	17,441	19,357
Fixed charges:
Interest	9,613	16,843	18,052	12,987	17,014
Other (a)	396	451	465	451	354

Total fixed charges	$10,009	$17,294	$18,517	$13,438	$17,368

Ratio of earnings to fixed charges	1.36	1.07	1.30	1.30	1.11

(a)	Other fixed charges consists of the interest factor in rentals, amortization of debt issuance costs, preferred security dividend requirements of subsidiaries and capitalized interest.

Note:	Prior period amounts have been restated to reflect the merger with Herzog, Heine, Geduld, Inc. as required under pooling-of-interests accounting.